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                                                                    EXHIBIT 99.4



                                                                 _________, 2003

Dear Shareholder:

         We have been considering the potential benefits our company could realize through the formation of a holding company for Summit Brokerage Services, Inc. As you may know, most other broker/dealer firms are held in a holding company structure and we believe the proposed reorganization will be beneficial for the company and its shareholders. The enclosed proxy materials represent the required legal disclosures to effect the formation of our proposed holding company, Summit Financial Services Group, Inc. Please note that this proposal does not involve any other company or institution. We are proposing to form this holding company solely as the parent organization of Summit Brokerage Services, Inc. Your shares in Summit Brokerage Services, Inc. would be exchanged for an equal number of shares in Summit Financial Services Group, Inc.

         The Board unanimously recommends the formation of the holding company, as we believe it will enhance the organization's financial and corporate flexibility. Equally as important, the Board believes that the organization should conform to the industry standard of a holding company structure.

         Your Board deems the formation of Summit Financial Services Group, Inc. as highly desirable to provide the tools your company needs to continue to compete and remain a provider of services into the 21st century. Please support this endeavor by voting your proxy in favor of the formation of Summit Financial Services Group, Inc. as the company's holding company.

         I am available and will be happy to answer any questions you might have regarding the proposal.

Sincerely,

Marshall T. Leeds
Chairman and Chief Executive Officer